EX-35.1
In accordance with Exchange Act Rule 12b-21:

Due to the voluntary petition for relief filed by Alliance Bancorp under chapter 7 of title 11 of the United States Code, 11 U.S.C. Sections 101 et seq. in the United States Bankruptcy Court for the District of Delaware on July 13, 2007, the servicer compliance statement for Alliance Bancorp as Named Servicer is not available and unreasonable effort or expense would be involved in procuring such servicer compliance statement. Due to the liquidation of Alliance Bancorp, there is no person to whom a request could be tendered for such servicer compliance statement. Thus in reliance on Exchange Act Rule 12b-21, the servicer compliance statement for Alliance Bancorp is not attached to this 10-K.